Cooperation Agreement

of

Tsinghua University (RIIT) – SYX Joint Research Center for Industrial Credible Blockchain Application Technology

By and between

Tsinghua University (RIIT)

and

Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (“Sheng Ying Xin”)

Party A: Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (“SYX”)

Party B: Tsinghua University (Research Institute of Information Technology, “RIIT”)

I. Cooperation purpose

1. SYX and Tsinghua University (RIIT), based on principles of friendly cooperation, mutual benefits, complementary advantages, joint development and “win-win cooperation”, jointly established Tsinghua University (RIIT) - SYX Joint Research Center for Industrial Credible Blockchain Application Technology between Tsinghua University (RIIT) and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (hereinafter referred to as the Joint Research Center) by adequately using research resources and academic advantages of Tsinghua University (RIIT) in industrial creditable blockchain field and in combination with actual advantages of SYX of application demands, development and deployment experience of blockchain technology in different industrial enterprises. In order to guarantee efficient operation and effective management of the Joint Research Center, this agreement is hereby formulated.

2. The purpose of the Joint Research Center is to study key technologies maintaining long-term stable, efficient and safe operation of blockchain system, and develop common system structure and development model adaptive to multiple industries and different application scenes. Specific tasks during the agreement period contain: blockchain system structure, agreement mechanism and algorithm, real-time transaction and efficient retrieval, etc.

II. Institutional framework

1. The Joint Research Center is an independent legal entity, and established in Tsinghua University relying on Tsinghua University (RIIT). The operation and management shall abide by regulations of Tsinghua University.

2. The Joint Research Center sets a Management Committee comprising senior researchers and management personnel appointed by both parties (hereinafter referred to as the “Management Committee”). Its functions and powers are to confirm research and development objective and decide significant affairs of the Joint Research Center.

The Management Committee shall hold a meeting at least once every year (the first meeting shall be held within one month after this agreement takes effect) usually in the middle or end of the year. Specific time shall subject to the execution date of this agreement and be confirmed by the Management Committee. In special cases, either party may hold an interim management committee meeting upon proposal of either party.

3. The Management Committee shall comprise six members assigned by both parties (list of members can be seen in the Appendix), among whom Party A assigns three and Party B assigns three. The Director of the Management Committee shall be assigned by Party A, and the Deputy Director shall be assigned by Party B with term of office of three years.

4. The Joint Research Center shall implement director responsibility system under the leadership of the Management Committee. The Director shall implement resolution of the Management Committee, and preside over research and development plan under the guidance of the Management Committee and daily management of the Joint Research Center. The director shall submit one report to the Management Committee every six months.

5. The Joint Research Center sets one Director and two Deputy Directors (the name list of directors, deputy directors and backbone researchers can be seen in Appendix 1). The Director shall be assigned by Party A, and the Deputy Director shall be assigned by Party B with term of office of three years.

III. Responsibilities of both parties

● Party A

1. Party A shall provide fund no less than RMB 15 Million Yuan accumulatively to the Joint Research Center in three years during the validity period of this agreement. The fund received in the first year shall be no less than RMB 6 Million Yuan, including RMB 1.2 Million Yuan of commencement fee, RMB 1 Million Yuan of daily operation fee and RMB 3.8 Million Yuan of scientific research fee. The equipment and facilities purchased with the fund inputted by Party A in Party B for technical research and experiment shall belong to Party B.

2. Way of payment:

The RMB 6 Million Yuan fund for the first year shall be paid before July 20, 2018, in which, the first batch of fund, RMB 1.2 Million Yuan shall be paid before July 19, 2018; the fund RMB 5 Million Yuan for the second year shall be paid before April 25, 2019; the fund RMB 4 Million Yuan for the third year shall be paid before April 25, 2020.

● Party B

3. Party B shall provide labor services, technologies and venue for the Joint Research Center (according to specific situations).

4. The Director of Joint Research Center shall submit research development and scientific research fund use plan for current year to the Management Committee within one month after this agreement takes effect, and regulate responsibilities and powers of both parties. After the plan is passed by the Management Committee, Party B shall finish relevant work according to approval plan. The research and fund plan for the second and third year shall be calculated by analogy.

IV. Ownership of intellectual property right

1. Before establishment of the Joint Research Center, the technical achievements of Party A and Party B shall belong to each other. If Party A uses existing technical achievements of Party B, Party A must sign technology license contract with Party B separately.

After establishment of the Joint Research Center, Party A and Party B shall jointly own the intellectual property rights formed by cooperation in the center, in which, (1) The holders of shared intellectual property right shall be ranked according to extent of contribution; if the technological reward is applied based on shared intellectual property, instructors of Tsinghua University shall be the primary person in charge and Tsinghua University shall be the primary applicant. (2) Party A and Party B shall respectively carry out shared intellectual property right implementation and common license, and share the benefits. (3) For exclusive license, sole license, transfer of shared intellectual property and profits distribution, Party A and Party B shall reach consensus through consultation, and sign written agreement separately after respective approval procedures are performed.

V. Personnel management

1. The members of the Joint Research Center shall comprise personnel from Tsinghua University (RIIT) and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.

2. The personnel of the Joint Research Center shall sign non-disclosure agreement with the center and strictly abide by the non-disclosure agreement.

3. The personnel of the Joint Research Center shall comply with management regulations of the dispatching departments and the Joint Research Center.

VI. Financial management

1. The Joint Research Center shall comply with national laws and regulations, and financial management regulations of Tsinghua University for its financial management.

2. The fund invested by Party A into the Joint Research Center shall be managed by Tsinghua University as a separate fund.

3. The Director of the Joint Research Center shall be the person in charge of finance, and manage relevant fund in accordance with resolutions of the Management Committee.

VII. Prohibition and Non-disclosure

1. Neither party shall register an independent legal entity in the name of Tsinghua University (RIIT) - SYX Joint Research Center for Industrial Credible Blockchain Application Technology between Tsinghua University (RIIT) and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd., nor engage in business activities outside the business field in that name. Both parties are obliged to maintain reputation and rights mutually.

2. Without written approval of Party B, Party A shall not disclose the product or technical resource of products from Party B to any third party in any occasion, nor mention the name, registered trademark and relevant mark of Party B in product manual, advertising, sales contract, media and other possible occasions.

3. Both parties shall keep confidential the technical information and materials of the other party. This clause is valid for a long term regardless of change, dissolution or termination of this agreement.

VIII. Breach of Contract

1. Party A shall undertake liabilities for breach of contract if it violated Item 1, 2 of Article 3 and Item 1, 2 and 3 of Article 7 in this agreement.

2. Party B shall undertake liabilities for breach of contract if it violated Item 3, 4 of Article 3 and Item 1 of Article 4 in this agreement.

IX. Arbitration

The dispute between both parties shall be solved firstly through friendly consultation; if consultation fails, both parties shall negotiate to apply for arbitration to Beijing Arbitration Committee. The arbitration verdict is final, and binding upon both parties.

X. Term of agreement

The term of agreement shall be three years, and this agreement takes effect from the signing and sealing date and implements the following clauses:

1. Where Party A fails to implement this agreement or provide fund within regulated period, this agreement shall be terminated automatically, and the Joint Research Center shall be cancelled automatically. The termination or cancellation shall take effect without notification or announcement.

2. Where both parties intend to cooperate continuously and comply with renewal conditions, both parties shall report to leaders of authorized departments for approval three months prior to the agreement term (Party B shall pass audit and approval of authorized department of Tsinghua University) to sign renewal agreement.

3. Where the renewal conditions are not satisfied, this agreement will terminate automatically from the expiration date, and the Joint Research Center will be cancelled automatically.

4. Where the Joint Research Center fails to operate continuously due to force majeure events, this agreement may be terminated in advance upon agreement through discussion of both parties.

XI. Miscellaneous

1. After this agreement is terminated, cancelled or terminated, neither party shall engage in any activity in the name of the former Joint Research Center. Both parties are obliged to maintain reputation and equity of the other party. This clause is effective for a long term.

2.Revision, supplementation or change of any clause hereof can take effect after both parties sign written agreement and sign and seal on it (Party B shall pass audit and approval of authorized department of Tsinghua University). The written agreement shall be of equal legal validity as this agreement.

3. This agreement is made in ten copies, and each party holds five copies with equal legal validity.

Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (Stamp)	Tsinghua University (RIIT) (Stamp)

Authorized Person:	Authorized Person:

Contact Person:	Contact Person:

Date:	Date:

Appendix 1 List of Management Committee Members

Post	Name	Unit	Title/Post
Director of Management Committee	Lin Jianxin	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	CEO
Deputy Director of Management Committee	Xing Xiaochuan	Tsinghua University (RIIT)	Vice President
Member of Management Committee	Yang Zhiqiang	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Vice President
Member of Management Committee	Li Jiafu	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Chief Architect of Blockchain
Member of Management Committee	Zhou Lizhu	Professor of Computer Engineering Dept., Tsinghua University
Member of Management Committee	Zhang Yong	Tsinghua University (RIIT)	Associate Researcher

Appendix II:

List of Institution Members

Post	Name	Unit	Title/Post
Director of Research Center	Zhang Yong	Tsinghua University (RIIT)	Associate Researcher
Deputy Director of Research Center	Li Jiafu	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Chief Architect of Blockchain
Deputy Director of Research Center	Yang Zhiqiang	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Vice President

List of Backbone Researchers:

No.	Name	Unit	Title/Post
1	Zhou Zhi	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	CTO
2	Shang Zhanyu	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Chief Development Officer
3	Mo Gaoding	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Senior software engineer
4	Zhang Chen	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Senior software engineer
5	Wang Sheng	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Senior software engineer
6	Zhao Yu	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Software engineer
7	Li Yingwei	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Software engineer
8	Wang Sen	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Software engineer
9	Li Qihong	Sheng Ying Xin (Beijing) Management Consulting Co., Ltd.	Test Manager